UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission file number: 001-39177

LIZHI INC.

(Exact Name of Registrant as Specified in Its Charter)

Yangcheng Creative Industry Zone,

No. 309 Middle Huangpu Avenue,

Tianhe District, Guangzhou 510655,

The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 17, 2021, LIZHI INC. (the “Company”) approved the Second Amended and Restated 2019 Share Incentive Plan (the “Plan”), which shall become effective on September 17, 2021, to amend and replace the Company’s Amended and Restated 2019 Share Incentive Plan (the “Original Plan”) by increasing the aggregate number of Class A ordinary shares, par value US$0.0001 per share, of the Company issuable under the Original Plan to 170,000,000 Class A ordinary shares pursuant to the Plan (the “Amendment”). As of the date of this report, 85,142,423 Class A ordinary share remain available for issuance under the Plan after the Amendment has taken effect.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021

LIZHI INC.

By:	/s/ Jinnan (Marco) Lai
	Name:	Jinnan (Marco) Lai
	Title:	Chief Executive Officer and Director